STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC  27804
252-972-9922

September 14, 2017

VIA EDGAR
==========
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (the "Trust"), with respect to Nebraska Fund (the "Fund"), File Nos. 333-159484 and 811-22298

Ladies and Gentlemen,

On behalf of Starboard Investment Trust (the "Trust"), we request, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the "Securities Act") the withdrawal of Post-Effective Amendment No. 260 to the Trust's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on June 15, 2017, EDGAR Accession Number: 0001464413-17-000169.  The Trust is requesting withdrawal of the amendment as it intends to refile the Prospectus and the Statement of Additional Information for the Nebraska Fund in a subsequent amendment to the Trust's Registration to be filed pursuant to Rule 485(a) under the Securities Act.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.

Yours truly,

/s/ Matthew J. Beck
Matthew J. Beck
cc:           Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Terrence O. Davis, Esq.
1180 West Peachtree Street, Suite 1800
Atlanta, GA  30309
404-817-8531